Mail Stop 6010
Via Facsimile and U.S. Mail

September 13, 2006

Mr. John W. Hayden
President and Chief Executive Officer
The Midland Company
7000 Midland Boulevard
Amelia, Ohio 45102-2607

> **Re:** **The Midland Company**
> **Form 10-K for fiscal year ended December 31, 2005**
> **File No. 1-06026**

Dear Mr. Hayden:

We have reviewed your July 25, 2006 response to our June 27, 2006 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2005

Management's Discussion and Analysis

Critical Accounting Policies

Insurance Policy Loss Reserves and Reinsurance Risks, page 35

1. Please refer to prior comment four. You state that "it is unlikely that ultimate payouts will significantly exceed anticipated amounts" and that "the incurred but not reported loss reserve will adequately address any deficiency or redundancy in the case base reserves." However, you reported releases of prior year loss estimates amounting to $36.4 million in 2005 and $17.6 million in 2004, which you indicate was "generated from the actual closing of claims for amounts less than recorded as a case reserve at the end of the previous year." Please explain

these apparent inconsistencies. In addition, provide the following information in a disclosure-type format.

- Describe the methodologies and key assumptions used to calculate the ultimate liability, including the strengths and weaknesses of alternative models and the specific factors you consider in selecting a specific model over other models considered.
- Describe more specifically the methods and key assumptions used to determine your case reserves.
- In view of the magnitude of reserve releases in 2005 and 2004, you appear to have previously established provisions for uncertainty in your motorcycle, excess and surplus and personal liability lines, which you describe as "inherently less predictable." Describe more specifically how you provide for these uncertainties in your reserve estimation process and quantify the related explicit and implicit provisions at December 31, 2005 and 2004.
- You establish a "best estimate" for your insurance loss reserves, based on historical patterns and other assumptions. Describe more specifically how you considered such historical patterns and other assumptions in calculating your insurance reserves.
- You refer to the Bornheutter-Ferguson and incurred loss development methods as methods used to "assess" the IBNR. It is our understanding that such methods are used to determine the ultimate liability first, which is then reduced by cumulative paid claims and case reserves in assessing the adequacy of the IBNR. Provide a more detailed explanation of the process used to "assess" your IBNR, including how you considered recent case base reserve redundancies and historical loss development patterns.

2. Please refer to prior comment five. While you refer to development factors, and assumptions for loss adjustment expense and salvage and subrogation, you have not adequately described or quantified those key assumptions that materially affect your estimate of insurance loss reserves. Please provide the following information in disclosure-type format.

- For each of your key assumptions and your provision for uncertainty, quantify and explain what caused them to change over the periods presented.
- Discuss whether and to what extent you have adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the reserve, given historical changes, current trends observed and/or other factors. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

3. Please refer to prior comment six. You appear to have attributed the significant reserve releases in 2004 and 2005 entirely to the excess of case base reserves at the end of the preceding years over actual claim payments "settled in the normal

Mr. John W. Hayden
The Midland Company
September 13, 2006
Page 3

course of business." However, you do not explain or quantify the specific assumptions implicit in your case reserves, the factors that caused actual experience to deviate so materially from such assumptions and the provisions for uncertainty remaining in your case reserves. Also, you do not explain or quantify how you considered this emerging favorable experience in refining your loss estimates for existing case base claims, reserving for future base claims and assessing the total incurred but not reported reserve. Please provide this information in disclosure-type format.

4. Please refer to prior comments seven and eight. You describe the boundaries of your actuarial ranges as representing a "reasonable best case" and a "reasonable worst case" and state that "it appears reasonably likely that actual results may fall at any point in this range." Furthermore, you state that a "5% variation is reasonably possible based on historical results." This discussion appears to ignore your actual loss development, particularly the significant reserve releases in 2004 and 2005. Please provide sensitivity analysis that shows "reasonably likely" outcomes. If you expect outcomes that are materially different from your actual experience, describe the factors that you considered in concluding that these outcomes were "reasonably likely." Provide this information in disclosure-type format.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Kevin Woody, Accounting Branch Chief, at 202-551-3629, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant